CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3
Tel: (604) 408-7488 Toll Free: 1-888-770-7488 Fax: (604) 408-7499
Website: www.cardero.com TSX: CDU NYSE-A: CDY

NR11-07	April 21, 2011

Cardero & Coalhunter Mining Corporation Sign Definitive Arrangement Agreement

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) and Coalhunter Mining Corporation (“Coalhunter”) announce that the companies have signed a definitive Arrangement Agreement under which the Cardero will acquire, through the previously announced Plan of Arrangement, all of the outstanding shares of Coalhunter (the “Transaction”).

As set out in the Arrangement Agreement (NR05-11, dated March 4th, 2011) each Coalhunter shareholder holding shares as at the effective date of the Plan of Arrangement will receive 0.8 of a common share of the Company for each common share of Coalhunter held.

“Cardero identified early that Coalhunter, its management team and the Carbon Creek Metallurgical Coal deposit represented a unique opportunity to participate in a potential near term production scenario. To be able to acquire a metallurgical coal project with a historic resource is rare. Add additional exploration potential in one of Canada’s significant producing coal districts with excellent infrastructure already in place, and the tremendous opportunity to generate significant value for Cardero’s shareholders becomes evident”, stated Henk Van Alphen, President & CEO of Cardero.

“Our acquisition by Cardero, with its market exposure, liquidity, treasury and technical expertise, provides an excellent platform for Coalhunter to not only rapidly advance the Carbon Creek deposit but also to acquire additional coal assets. With the surging price of coal due to strong global demand and constrained supply, this is an optimal time to be developing coal assets”, stated Michael Hunter, President of Coalhunter.

The terms of the Transaction will be described in the Management Information Circulars of each of Cardero and Coalhunter to be mailed to their respective shareholders in accordance with applicable securities laws and, in the case of the Cardero circular, filed on SEDAR. The terms of the Transaction have been unanimously approved by the boards of directors of both Cardero and Coalhunter. The date of the special meeting for shareholders of Coalhunter is May 19, 2011 and for the shareholders of Cardero is May 25, 2011. In addition to Cardero and Coalhunter shareholder approval, the Transaction is subject to regulatory acceptance on behalf of Cardero and court approval on behalf of Coalhunter.

Upon completion of the Transaction, Cardero will have approximately 81,955,749 common shares issued and outstanding and will hold, through Coalhunter, a 75% joint venture interest in the Carbon Creek Metallurgical Coal Deposit, located in northeast British Columbia, Canada and historically estimated to contain 132.8 million short tons (120.47 metric tonnes) of coal.

Cardero Resource Corp.	2	April 21, 2011
NR11-07 – Continued

Carbon Creek Metallurgical Coal Deposit

Between 1970 and 1981, Utah Mines Ltd. (“Utah”) completed 299 rotary and diamond drill holes totalling nearly 26,000 metres, at an average drill-spacing of 250 metres, at the Carbon Creek coal deposit. As is normal in the coal industry, geophysical logging was routinely employed by Utah, thereby providing a valuable analysis of coal seam continuity and correlation. Utah also carried out coal quality analysis, which was determined through analysis of drillhole coal intersections and through bulk analysis of 8,250 short tons (7,484 metric tonnes) of coal extracted from 7 underground adits. In 1976, Utah quoted an “in-place” coal tonnage of 132.8 million short tons (120.47 metric tonnes). This historical estimate was based on results from the 299 drillholes and geophysical drill logs. Mr. Skender Sulaj, P.Geo, Coalhunter’s Chief Geologist and a qualified person as defined by NI 43-101, has reviewed the available data, and believes that the historic resource estimate was carried out in a professional and competent manner and that the estimated resource most closely responds to the NI 43-101 category of “measured and indicated resources”. This determination is supported by Mr. Keith Henderson, Cardero’s Vice-President, Exploration and a qualified person as defined by NI 43-101, who has also reviewed the data. This historical resource estimate is considered relevant by Coalhunter, both for the purposes of Coalhunter’s decision to acquire the Carbon Creek property and to guide Coalhunter in formulating a resource definition exploration program for the property. The historical resource is also considered relevant by the Company, as it formed the primary justification for the acquisition of Coalhunter. However, both Coalhunter and the Company caution that both the Utah reports and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and neither Coalhunter nor the Company are treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed, on behalf of Cardero, sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Information in this news release regarding Coalhunter and the Carbon Creek Metallurgical Coal Deposit has been supplied by Coalhunter and, while believed to be correct, has not been independently verified by Cardero.

None of the securities to be issued by Cardero in connection with the Transaction have been, nor will they be, registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Coalhunter Mining Corporation

Coalhunter is a private British Columbia company which has successfully negotiated agreements to explore and, if warranted, develop, certain coal deposits in the Peace River Coal Field located in the northeast region of British Columbia. The property consists of a lease of freehold coal and certain coal licenses issued, or to be issued, by the British Columbia government. Coalhunter will hold a 75% interest in the joint venture and its co-venturer will hold a 25% carried interest. Coalhunter will be required to fund all exploration, development and mining costs, and the co-venturer will receive 25% of the net proceeds (after recovery by Coalhunter of its capital expenditures and ongoing operating costs).

ABOUT CARDERO RESOURCE CORP.

Through 2011 Cardero will continue its migration from high-risk, early-stage grassroots exploration projects and will continue to add value through identification and acquisition of advanced projects. In recent years, Cardero’s focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero’s wholly-owned Pampa de Pongo iron deposit in late 2009 for US$100 million cash represented an early success in the iron market. Cardero continues to hold significant iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA. More recently, in keeping with bulk-commodity focus, as noted above, Cardero has entered into an Arrangement Agreement to acquire Coalhunter Mining Corp. Coalhunter holds a 75% interest in the Carbon Creek Metallurgical Coal Deposit in north-eastern British Columbia.

Cardero Resource Corp.	3	April 21, 2011
NR11-07 – Continued

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, President

Contact Information:	Nancy Curry Manager – Corporate Communications & Investor Relations
Email: info@cardero.com
Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the completion of the acquisition of the balance of the shares of Coalhunter through the proposed plan of arrangement; the potential for any production (whether near-term or at all) from the Carbon Creek coal deposit, the potential for Cardero/Coalhunter to acquire any additional coal assets, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the failure of the Company and Coalhunter to obtain the required shareholder approvals and/or regulatory acceptances/approvals, to the Transaction, the failure of either the Company or Coalhunter to meet the required conditions precedent to the completion of the Transaction, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.